SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 16, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

       CNOOC LIMITED ACQUIRES A STAKE IN THE AUSTRALIAN NORTH WEST SHELF

(Hong Kong, May 15, 2003) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) today signed an equity sale and purchase agreement with the existing North West Shelf partners to acquire an interest in the upstream production and reserves of Australia's North West Shelf Project ("NWS Project").

The Company will acquire a 25% stake in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. Under the terms of the transaction, the Company will also acquire an approximate 5.3% interest in certain production licences, retention leases and an exploration permit of the NWS Project, and a right to participate in future exploration undertaken over and above the proven reserves. Should the final quantity of LNG committed under the LNG supply agreement to Guangdong be increased, the final percentage interest to be acquired by the Company will increase with a corresponding increase in the consideration payable.

The Company will pay US$348 million for the acquisition of its interest in the NWS Project, payable on completion once certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. It is anticipated that completion will occur prior to the end of 2003.

"We are pleased to formalize our entry into this world-class gas project with world-class partners. This is the Company's first investment in Australia, and we believe it is a critical component of our natural gas strategy to supply the rapidly growing market in China," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited.

Merrill Lynch (Asia Pacific) Limited and Credit Suisse First Boston (Hong
Kong) Limited were financial advisors to the Company in connection with the acquisition.

The NWS Project is a joint venture between the NWS Project partners and is Australia's largest resource project. The NWS Project partners comprise of BHP Billiton Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, ChevronTexaco Australia Pty Ltd, Japan Australia LNG (MIMI) Pty Ltd (Mitsubishi and Mitsui), Shell Development (Australia) Pty Ltd and Woodside Energy Ltd (Operator). The China LNG Joint Venture will be established to supply LNG from the NWS Project to the Guangdong LNG terminal commencing 2006, pursuant to the 25-year LNG supply agreement to Guangdong signed on 18 October 2002.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn,
        -------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          -------------------
          carol.chan@knprhk.com
          ---------------------
          maggie.chan@knprhk.com
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Cao Yunshi
                                            -----------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: May 16, 2003